Exhibit 12.2

Virginia Electric and Power Company

Computation of Ratio of Earnings to Fixed Charges

(millions of dollars)

			Years Ended December 31,
	Six Months Ended June 30, 2016	Twelve Months Ended June 30, 2016	2015	2014	2013	2012	2011
Earnings, as defined:
Income from continuing operations before income tax expense	$874	$1,794	$1,746	$1,406	$1,797	$1,703	$1,362
Fixed charges included in income	242	485	474	438	401	418	361

Total earnings, as defined	$1,116	$2,279	$2,220	$1,844	$2,198	$2,121	$1,723

Fixed charges, as defined:
Interest charges	$234	$468	$457	$425	$388	$404	$346
Rental interest factor	8	17	17	13	13	14	15

Total fixed charges, as defined	$242	$485	$474	$438	$401	$418	$361

Ratio of Earnings to Fixed Charges	4.61	4.70	4.68	4.21	5.48	5.07	4.77